SECURITIES & EXCHANGE COMMISSION
WASHINGTON, DC   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

Name of Registrant: Amazon.com, Inc.

Name of Person Relying on Exemption: Amazon Employees for Climate Justice

Address of Person relying on Exemption: 747 16th Avenue East, Seattle, Washington   98112

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the

Securities Exchange Act of 1934:

______________________________________________________________________________________

To:                   Amazon.com, Inc. Shareholders

Subject:           Proposal summary (item 11 on 2019 proxy ballot): Report on planning for disruptions posed by climate change and reduction in fossil fuel dependence

Filed by:           Amazon Employees for Climate Justice

Contact:          John Mixon, john_mixon@hotmail.com

Dear Amazon Shareholder,

We urge you to vote FOR Proposal 11 at Amazon’s annual meeting on May 22, 2019. The proposal requests that Amazon’s Board of Directors prepare a public report as soon as practicable describing how Amazon is planning for disruptions posed by climate change, and how Amazon is reducing its company-wide dependence on fossil fuels. The report should be prepared at reasonable expense and may exclude confidential information.

We believe support for this proposal is warranted for the following reasons:

  Amazon has already experienced numerous adverse events related to climate change, and faces increasing regulatory and reputational risks related to climate. Despite this, Amazon has released no information that allows investors to assess a) its plans for responding to climate disruptions and mitigating climate risk, b) its greenhouse gas (GHG) emissions and fossil fuel reliance, c) its goals and progress toward reducing that reliance. In other words, Amazon has not made it possible to assess how climate factors into Amazon’s strategy to create long-term growth or to mitigate risk.
  Amazon lags its peers when it comes to climate change-related disclosure and action: while it has promised company-wide carbon footprint disclosure later this year, it has not made any comprehensive commitments. Existing commitments (such as Shipment Zero) are open-ended, not comprehensive, and lack context. Amazon’s peers have made disclosures and commitments on GHG emissions with far more speed and thoroughness.
  Amazon has not empowered its internal leadership on environmental issues. Amazon's most senior sustainability officer operates four levels below from CEO Jeff Bezos. Comparatively, sustainability leaders at Microsoft, Apple, Walmart, and UPS are at no more than two levels below the highest leadership level. The sustainability leader at Apple reports directly to the CEO Tim Cook.
  Over 6,700 Amazon employees (estimated ~1% of total workforce and ~10% of corporate employees) have publicly declared their support for this resolution. Leadership on climate offers Amazon an edge in recruiting high-skill employees; lagging on the issue makes Amazon a less attractive employer.

Rationale

Amazon is both affected by and contributes to climate change. Yet, despite numerous climate events affecting the company’s operations, clear risks to its reputation and brand, repeated requests to reveal its greenhouse gas (GHG) emissions, risks to employee recruiting and retention, and systemic climate risks that Amazon’s business is exposed to, the company has still not disclosed its exposure nor risk mitigation plan. While Amazon’s Statement of Opposition lists many of Amazon’s “sustainability initiatives,” as evidence that it is already implementing this resolution, these initiatives do not constitute a company-wide plan nor clarify Amazon’s overall framework for approaching climate change. They do not address the disruptions caused by climate change. Most importantly, they do not give investors the means to understand how climate change factors into Amazon’s strategy to maintain long-term growth or to mitigate risk.

Amazon has failed to adequately disclose its climate related business risks

A 2019 study published in Nature indicates that the costs of climate change are in the trillions of dollars, but the climate-driven financial risk reported by all companies collectively was at least 2 orders of magnitude smaller.1Amazon is a prime example of a company that is not adequately disclosing or accounting for the risks to its business due to climate change. The following events are representative of climate change disruptions that have been reported publicly by the media without disclosure of the costs, mitigation efforts, or on-going risks from Amazon:

•         June 2016: An Amazon Web Services (AWS) data center in Sydney, Australia went down during severe weather, which broke rainfall records.

•         June 2017: Phoenix’s airport cancelled flights during a record-tying heat wave. At 120 degrees, airplanes struggle to take off and land. Disrupted flights are expected to occur in more cities serviced by Amazon Air.

•         March 2018: A data center supporting AWS suffered a power outage during Superstorm Riley, disrupting Amazon Alexa.

•         November 2018: A tornado in Baltimore smashed an Amazon fulfilment center, ruined its merchandise, and killed two workers.

•         November 2018: California’s Camp Fire temporarily shuttered Amazon’s Sacramento fulfilment center, delaying deliveries.

•         Feb 2019: Extreme cold temperatures (-40° F) in Minnesota from a polar vortex shut down a fulfillment center for multiple days.

Amazon’s failure to provide ESG and sustainability reporting creates investor risk in an environment of increasing financial and regulatory risk around climate change

•         In April 2019, a group of 34 central banks around the world warned of the “strong risk that climate-related financial risks are not fully reflected in asset valuations.”2Amazon’s lack of transparency about and planning for its climate risk means that investors cannot assess the company’s exposure to significant financial risk in the event of energy price volatility caused by energy demand or supply fluctuations or changes in government energy policy.3Amazon could face financial risk in such scenarios due to the company’s over-reliance on fossil fuels, as evidenced by large investments in data centers in Virginia, a state still mostly powered by fossil fuels,4and Amazon’s recent purchase of 20,000 diesel vans for its delivery fleet.5

•         Without disclosure on GHG emissions, Amazon’s exposure to regulatory risk is largely unknown especially in an environment when rapid regulation around emissions is likely. Public support for action climate has increased globally (and in the United States), with a global median of 54% now believing it is a very serious problem.6Given that 194 nations and the European Union have signed the 2015 Paris Climate Agreement (which Amazon publicly supported), the likelihood of significant legislation and taxation is rising in multiple Amazon markets.

1https://www.nature.com/articles/s41558-018-0340-5.epdf?author_access_token=rIVFp4tf67AzF3Qr_MwPQdRgN0jAjWel9jnR3ZoTv0N8g8xbtxLmCj8ay5891Hoe0Hw6pThv1arTQRvAKdbeanl_YgLJQ0zmisPkVvKBcro3xlFVCot-_wzjVYWrigIFyUnhe_nYDL7TRW_QZl7SSw%3D%3D

2 https://www.banque-france.fr/sites/default/files/media/2019/04/17/ngfs_first_comprehensive_report_-_17042019_0.pdf

3 https://www.esrb.europa.eu/pub/pdf/asc/Reports_ASC_6_1602.pdf

4 https://www.greenpeace.org/usa/reports/click-clean-virginia/

5 https://www.marketwatch.com/story/amazon-orders-20000-mercedes-vans-for-delivery-2018-09-05

6 https://www.pewresearch.org/fact-tank/2016/04/18/what-the-world-thinks-about-climate-change-in-7-charts/

•         Despite Amazon’s pledge to power AWS on 100% renewable energy, the company has not wielded its considerable influence with utilities enough to achieve meaningful progress toward that end. In Virginia, likely the largest AWS hub, fossil fuels still power 88% of Amazon data center electricity.7The cost of utility-scale renewable energy generation, meanwhile, has fallen below the cost of coal and natural gas.8

•         Amazon’s sustainability website provides inadequate information for shareholder evaluation. As an example, the goal to install solar panels on 50 fulfillment centers (FCs) by 2020 comes without reference to total scale. What is not shared is that 50 fulfillment centers represent only ~6% of Amazon’s FC footprint. Similarly, Amazon provides data such as “reduced packaging by tens of thousands of boxes,” or “growing number of low-pollution electric” vans to demonstrate its commitments, but it does not provide any data to put these numbers in context, making it virtually impossible for shareholders to evaluate Amazon’s actions. Other plans come without a timeline, such as Amazon’s goal to achieve 100% renewables.

•         Amazon’s Shipment Zero announcement, a goal to make 50% of all Amazon shipments to customers net zero in carbon emissions by 2030, does not commit to any net reduction in fossil fuel usage or GHG emissions. Given Amazon’s growth rate, greening 50% of shipments by 2030 will likely mean a net increasein the climate impact of Amazon’s shipping operations, relative to the current baseline.

•         As cities worldwide rollout regulations designed to limit urban fossil-fuel pollution, Amazon’s operations will continue to experience regulatory disruption.  Congestion pricing has been enacted in multiple Amazon urban markets including London, New York, Milan, Singapore, and Stockholm, and they have already caused disruptions in last mile delivery.

•         The Sustainable Accounting Standards Board, which provides a framework for identifying material ESG issues, identifies energy consumed by infrastructure, data privacy, data security, product end-of-life management, managing systemic risks from technology disruptions, and competitive behavior and open internet as material ESG considerations. With $25.6 billion in revenue from AWS alone, this presents a materially large exposure for Amazon shareholders.

•         The company has repeatedly been asked to disclose its GHG emissions by investors, including Calvert (2011, 2015), Green Century, and Amalgamated Bank.

•         Research by the Carbon Disclosure Project in 2014 shows that companies that lead on climate change management — including setting GHG goals — generate superior profitability, have lower volatility of earnings, achieve higher dividend growth, and exhibit other attributes that are valuable to investors.9

Amazon’s failure to address climate risks may lead to reputational costs related to public perception and employee recruitment

•         Inaction on climate is threatening Amazon’s ability to attract and retain scarce talent. The New York Timesreported in Apr 2019 that thousands of Amazon employees (latest count: over 6,700 employees, which is an estimated ~1% of total workforce and ~10% of corporate employees) publicly signed a letter urging Amazon’s Board to adopt this resolution.1064% of Millennials report reluctance to work for a company whose corporate social responsibility record does not align with their values.11

•         Among companies globally, Amazon’s reputation rank has already begun to fall.  In 2018, Amazon dropped from 18th to 23rd place largely due to social opinion regarding citizenship.12

7 https://www.greenpeace.org/usa/reports/click-clean-virginia/

8 https://www.lazard.com/media/450784/lazards-levelized-cost-of-energy-version-120-vfinal.pdf

9 https://www.theguardian.com/sustainable-business/2014/sep/23/business-companies-profit-cdp-report-climate-change-sustainability

10 https://www.nytimes.com/2019/04/10/technology/amazon-climate-change-letter.html

11 http://www.conecomm.com/news-blog/2016-cone-communications-millennial-employee-engagement-study-press-release

12 https://www.businessinsider.com/amazon-reputation-falls-in-annual-ranking-2018-9

•         Since December 2018, over 27 articles in major publications have cited Amazon’s lack of transparency regarding climate change.

Amazon lags compared to peers on GHG disclosure and climate-change risk mitigation

	Sustainability Website	Sustainability Report	CDP Report	Carbon Neutral	Goal to reduce emissions
Amazon	✔
Microsoft	✔	✔	✔	✔	✔
Google/Alphabet	✔	✔	✔	✔	✔
Apple	✔	✔	✔	✔
Walmart	✔	✔	✔		✔
DHL	✔	✔	✔		✔
UPS	✔	✔	✔		✔

•         Amazon has never responded to CDP, whereas peers such as Microsoft, Google/Alphabet, Apple, Walmart, DHL, and UPS do respond to the annual CDP climate change survey.  These peers also provide more extensive climate change information on their websites and most have set GHG emission reduction goals:

o    Microsoft, Google, and Apple are all carbon neutral.

o    Microsoft, Google, Walmart, DHL, and UPS have all committed to emission reductions.

o    DHL’s plan includes a goal for zero emissions by 2050 and a goal for 50% increase in carbon efficiency by 2025 compared to 2007 levels based on the Science Based Targets Initiative.  DHL has a target for reducing local air pollution emissions by operating 70% of its own first and last mile services with clean pick-up and delivery solutions, such as bicycles and electric vehicles.

•         In its Statement of Opposition to this resolution, Amazon states that “The Board agrees that planning for potential disruptions posed by climate change and reducing company-wide dependence on fossil fuels are important.” Yet, Amazon’s top leadership has not made such planning a priority. Amazon’s most senior sustainability manager operates four levels below the CEO. By comparison, sustainability leaders at Microsoft, Apple, Walmart, and UPS are no more than two levels below the CEO, while the sustainability leader at Apple reports directly to the CEO. Furthermore, Amazon has not disclosed any Board-level commitments to climate change risk assessment, disclosure, or mitigation.

Conclusion

Climate change represents material risks for Amazon’s business operations, ability to recruit and retain talent, and profitability.  Amazon.com does not provide sufficient climate change-related disclosure needed by investors to make informed decisions. Accordingly, we urge you to vote “FOR” Proposal 11, requesting a report on plans for responding to climate change risks and reducing dependence on fossil fuels.

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED

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